

March 14, 2018

Via E-mail
David Wolfin
Chief Executive Officer
Avino Silver & Gold Mines Ltd.
570 Granville Street, Suite 900
Vancouver, British Columbia
V6C 3P1, Canada

Re: **Avino Silver & Gold Mines Ltd.**
        Form 20-F for Fiscal Year Ended December 31, 2016
        Response dated March 1, 2018
        File No. 001-35254

Dear Mr. Wolfin:

We have reviewed your March 1, 2018 response to our comments and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 2, 2018 letter.

Form 20-F for Fiscal Year Ended December 31, 2016

Item 18. Financial Statements
Note 8. Exploration and Evaluation Assets, page 125

1. We read your response to comment 2. As previously requested, please tell us the amounts of development-type costs for each period presented that are included in each type of exploration and evaluation asset shown in your response. Similarly, provide us with the amounts for costs associated with revenue and mine start-up costs separately for each period presented. Also, explain to us in greater detail why each of these costs is permitted to be classified as an exploration and evaluation asset. Refer to IFRS 6, including paragraph 10.

2. Your response to comment 2 states that mine and camp costs include milling, processing and labor costs of material during the evaluation phase. Please breakout these costs into smaller components for each period presented, describe each cost in detail and explain how each cost is appropriate for inclusion under IFRS 6, including paragraph 10.

3. Your response to comment 2 indicates that your exploration and evaluation assets include reclamation provisions. Please provide a discussion of the relationship between your exploration and evaluation activities and the reclamation provision for each mine. In addition, please provide the assumptions you used to determine the amounts and the timing of when reclamation activities will begin.

4. In your response to comment 2, you indicate that all development-type costs currently included in exploration and evaluation assets would qualify for presentation in a separate class of plant, equipment and mining properties under IAS 16. Please explain in detail how you determined that these development-type costs would qualify for capitalization as assets under IAS 16, rather than being expensed. In doing so, also tell us in detail what economic and other information you are using to make your IAS 16 determination. Furthermore, tell us how this economic and other information is considered in your determination under IFRS 6 that technical feasibility and commercial viability are not met prior to reaching production levels intended by management.

5. We read your responses to comments 1 and 3. You indicate that beginning in September 2014, evaluation material was processed at Mill Circuit 2, and beginning in January 2015, full scale processing operations began at Mill Circuit 3. Please tell us, in detail, what factors you considered in making your decisions to authorize financial expenditures associated with (i) the building of Mill Circuit 2, (ii) the building of Mill Circuit 3, and (iii) the infrastructure required to provide continuous nameplate mill throughput for Mill Circuits 2 and 3. In doing so, also tell us the economic and other information that you had available to you when you made these decisions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Blaise Rhodes at (202) 551-3774 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining